                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 2 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    903,216
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                903,216
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     903,216
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 3 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    903,216
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                903,216
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     903,216
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 4 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    28,646
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     LESS THAN 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 5 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  HENRY PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    233,000
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                233,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     233,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 6 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MATTHEW PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    114,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                114,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     114,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 7 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                HENRY INVESTMENT TRUST, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    347,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 8 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CANINE PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     PENNSYLVANIA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    347,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                347,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     347,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                     Page 9 of 20 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                DAVID W. WRIGHT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    355,298
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                355,298
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     355,298
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 10 of 20 Pages
------------------------                                  ----------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule  13D filed by Steel  Partners  II,  L.P.,  Warren G.  Lichtenstein  and
WebFinancial Corporation with the Securities and Exchange Commission on November
26, 2002.  This  Amendment  No. 3 amends and restates  such  Schedule 13D in its entirety and is the initial filing of the other Reporting  Persons named herein.
This  Statement  is being  filed to  report a change in the  Reporting  Persons'
investment  intent  and the  formation  of a group for the  purpose  of  seeking representation  on the Board of  Directors  of the Issuer as described in Item 4 below.

Item 1.     Security and Issuer.
            -------------------

            This Statement relates to shares of the common stock, $.10 par value per share (the "Shares"),  of Del Global Technologies Corp. (the "Issuer").  The
principal  executive  offices of the Issuer are  located at One  Commerce  Park,
Valhalla, New York 10595.

Item 2.     Identity and Background.
            -----------------------

            (a)-(c) This  Statement is filed jointly by Steel Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Warren G.  Lichtenstein,
WebFinancial  Corporation,  a  Delaware  corporation   ("WebFinancial"),   Henry
Partners,  L.P., a Delaware  limited  partnership  ("Henry  Partners"),  Matthew
Partners,  L.P., a Delaware  limited  partnership  ("Matthew  Partners"),  Henry
Investment  Trust,  L.P., a Pennsylvania  limited  partnership  ("HIT"),  Canine
Partners, L.L.C., a Pennsylvania limited liability company ("Canine"), and David
W. Wright.  Each of the  foregoing  are referred to as a "Reporting  Person" and collectively as the "Reporting Persons."

            Steel  Partners,   L.L.C.,  a  Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is  Chairman  of the Board,  Chief  Executive  Officer  and  Secretary.  The
principal  business of Steel Partners II is investing in the securities of small cap companies.  The principal occupation of Mr. Lichtenstein is investing in the securities  of small  cap  companies.  WebFinancial  is a holding  company  with subsidiaries  operating in the banking and  specialty  finance  industries.  Set forth in Schedule A annexed hereto is the name and present principal  occupation or employment and the name, principal business and address of any corporation or
other   organization  in  which  such  employment  is  conducted,   of  each  of
WebFinancial's  directors and  executive  officers,  as of the date hereof.  Mr.
Lichtenstein  is the  President,  Chief  Executive  Officer  and a  director  of
WebFinancial. Mr. Lichtenstein disclaims beneficial ownership of Shares owned by
WebFinancial. Steel Partners II, Mr. Lichtenstein and WebFinancial are sometimes referred to collectively as the "Lichtenstein Group."

            The business address of each member of the Lichtenstein Group is 150
East 52nd Street, 21st Floor, New York, New York 10022.

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 11 of 20 Pages
------------------------                                  ----------------------

            David Wright is the President and Managing Member of Canine which is the  general  partner of HIT,  which in turn is the  general  partner of each of
Henry Partners and Matthew  Partners.  Henry  Partners and Matthew  Partners are
private investment  partnerships engaged in the purchase and sale of securities.
HIT is the general partner of each of Henry Partners and Matthew  Partners,  and
Canine is the general partner of HIT. The principal  occupation of Mr. Wright is managing,  through HIT, the investments of Henry Partners and Matthew  Partners.
Henry  Partners,  Matthew  Partners,  HIT,  Canine and Mr.  Wright are sometimes referred to collectively as the "Wright Group."

            The business address of each member of the Wright Group is 255 South
17th Street, Suite 2501, Philadelphia, Pennsylvania 19103.

            (d) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during the last five  years,  been  convicted  in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

            (e) Neither the Reporting  Persons nor any person listed in Schedule
A has,  during  the last  five  years,  been  party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Messrs.  Lichtenstein  and  Wright are  citizens  of the United
States of America.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price of the 903,216  Shares held by Steel
Partners II is $2,909,596.00. The Shares held by Steel Partners II were acquired with partnership funds.

            The  aggregate   purchase   price  of  the  28,646  Shares  held  by
WebFinancial is $106,151.00.  The Shares held by WebFinancial were acquired with its working capital.

            The  aggregate  purchase  price of the 233,000  Shares held by Henry
Partners is  $531,678.50.  The Shares held by Henry  Partners were acquired with partnership funds.

            The  aggregate  purchase  price of  62,000  Shares  held by  Matthew
Partners is $152,521.00.  Such Shares were acquired with partnership  funds. The additional 52,298 Shares held by Matthew Partners are issuable upon the exercise of warrants at a price of $2.00 per Share (the  "Warrants").  The Warrants  will become exercisable in full upon the effectiveness of a registration statement on
Form S-1 (SEC File No.  333-103148)  filed by the  Issuer  covering  the  Shares underlying  the Warrants,  which  effectiveness  may occur within 60 days of the date hereof. The aggregate purchase price for the Warrants is $32,336.90.

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 12 of 20 Pages
------------------------                                  ----------------------

            The aggregate  purchase price of the 8,000 Shares held by Mr. Wright is $32,166.40.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

            On March 17, 2003, the Issuer  announced that it planned to hold its
2003 annual  meeting of  stockholders  on May 14, 2003. The Issuer's last annual meeting  of  stockholders  was held on  February  11,  2000.  As a result of the
Issuer's  announcement,  the  Reporting  Persons  intend to contact the Board of
Directors  of  the  Issuer  in  order  to  seek  Board   representation,   which
representation  would  constitute a majority of the Issuer's Board of Directors.
If such discussions prove unsuccessful, the Reporting Persons intend to nominate a slate of candidates for election at the 2003 annual  meeting of  stockholders.
The  Reporting  Persons'  nominees may include  David W. Wright and/or Warren G.
Lichtenstein.  The other  nominees  have not been  selected  and will,  in part, depend on the actual  number of members of the Board of Directors as  determined by the  Issuer.  The  Reporting  Persons  believe  that  the  Issuer's  Board of
Directors  is  currently  composed  of four (4)  members  but there  exists  the possibility that the Issuer will nominate a larger slate.  Steel Partners II has also delivered a letter to the Issuer  requesting a stockholder list and related information  from the Issuer  pursuant to Section  624 of the New York  Business
Corporation Law.

            In  addition,   depending  on  various  factors  including,  without
limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities market, and general economic and  industry  conditions,  the  Reporting  Persons  may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including,  without limitation,  communicating with other  stockholders,  making proposals to the Issuer  concerning  the  capitalization  and  operations of the
Issuer,  purchasing  additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in Item
4.

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 13 of 20 Pages
------------------------                                  ----------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon 10,347,515  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended February 1, 2003.

            As of the close of business  on March 19,  2003,  Steel  Partners II beneficially owned 903,216 Shares, constituting approximately 8.7% of the Shares outstanding.  Mr. Lichtenstein  beneficially owned 903,216 Shares,  constituting approximately  8.7% of the Shares  outstanding.  By virtue of his positions with
Steel Partners II, Mr.  Lichtenstein has sole voting and dispositive  power with respect to the 903,216 Shares owned by Steel Partners II.

            As of  the  close  of  business  on  March  19,  2003,  WebFinancial beneficially  owned  28,646  Shares,  constituting  less  than 1% of the  Shares outstanding.

            As of the  close of  business  on March  19,  2003,  Henry  Partners beneficially owned 233,000 Shares, constituting approximately 2.3% of the Shares
outstanding,   and  Matthew   Partners   beneficially   owned  114,298   Shares,
constituting approximately 1.1% of the Shares outstanding.

            HIT, as the general  partner of each of Henry  Partners  and Matthew
Partners,  may be deemed to  beneficially  own the 233,000 Shares owned by Henry
Partners and the 114,298 Shares owned by Matthew  Partners,  constituting in the aggregate approximately 3.3% of the Shares outstanding.

            Canine,  as the general partner of HIT, which in turn is the general partner  of each of Henry  Partners  and  Matthew  Partners,  may be  deemed  to beneficially  own the 233,000  Shares  owned by Henry  Partners  and the 114,298
Shares owned by Matthew  Partners,  constituting in the aggregate  approximately
3.3% of the Shares outstanding.

            Mr. Wright, as the President of Canine,  the general partner of HIT, which in turn is the  general  partner  of each of Henry  Partners  and  Matthew
Partners,  may be deemed to  beneficially  own the 233,000 Shares owned by Henry
Partners and the 114,298 Shares owned by Matthew  Partners,  constituting in the aggregate approximately 3.3% of the Shares outstanding.  In addition, Mr. Wright owns  directly  8,000  Shares  which,  together  with the Shares  owned by Henry
Partners  and Matthew  Partners,  constitutes  approximately  3.4% of the Shares outstanding.  By virtue of his positions with Henry Partners,  Matthew Partners,
HIT and Canine, Mr. Wright has sole voting and dispositive power with respect to the 355,298 Shares owned by all the members of the Wright Group.

            The  Reporting  Persons  have formed a group for purposes of Section
13(d)(3)  and Rule  13d-5(b)(1)  of the  Securities  Exchange  Act of  1934,  as
amended.  In  the  aggregate,  the  Reporting  Persons  may  be  deemed  to  own beneficially  (and may be deemed to have  shared  voting and  dispositive  power
over)  1,287,160  Shares,   constituting   approximately  12.4%  of  the  Shares
outstanding,  and if the Warrants are excluded from beneficial ownership,  11.9%
of the Shares outstanding.

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 14 of 20 Pages
------------------------                                  ----------------------

            The  filing  of this  Statement  and  any  future  amendment  by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Securities  Exchange Act of 1934, as amended, or otherwise, are the  beneficial  owners of any  Shares in which  such  persons do not have a pecuniary interest.

            (c) Schedule B annexed hereto lists all transactions in the Issuer's
Shares  during the past sixty days by the  persons  named in Item 2. All of such transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect
            to Securities of the Issuer.
            ---------------------------

            Each  of  the  Reporting  Persons  is  a  party  to a  Joint  Filing
Agreement,  dated as of March 20, 2003 (the "Joint Filing Agreement"),  pursuant to which the  parties  agreed to  jointly  file this  Statement  and any and all amendments and supplements thereto with the Securities and Exchange  Commission.
The Joint  Filing  Agreement  is filed  herewith  as Exhibit 1 and  incorporated herein by reference.

            The Reporting  Persons have agreed in principal to act as a group in connection with the actions described in Item 4 hereof.  This arrangement is not the subject of a written or binding agreement among the Reporting Persons.

            Except for the agreement  described  above, to the best knowledge of the Reporting Persons, there are no contracts,  arrangements,  understandings or relationships  (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities,  finder's fees, joint ventures, loan or option agreements,  puts or calls,  guarantees of profits,  divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Exhibit 1        Joint Filing Agreement, dated as of March 20, 2003

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 15 of 20 Pages
------------------------                                  ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2003                      STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Name: Warren G. Lichtenstein
                                               Title:  Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -----------------------------------
                                           WARREN G. LICHTENSTEIN

                                           WEBFINANCIAL CORPORATION

                                           By: /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               Name: Warren G. Lichtenstein
                                               Title: President & Chief Executive
                                                      Officer

                                           HENRY PARTNERS, L.P.

                                           By:  Henry Investment Trust, L.P.
                                                General Partner

                                           By:  Canine Partners, L.L.C.
                                                General Partner

                                           By: /s/ David W. Wright
                                               -------------------------------
                                               Name: David W. Wright
                                               Title: President

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 16 of 20 Pages
------------------------                                  ----------------------

                                           MATTHEW PARTNERS, L.P.

                                           By: Henry Investment Trust, L.P.
                                               General Partner

                                           By: Canine Partners, L.L.C.
                                               General Partner

                                           By: /s/ David W. Wright
                                               ---------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           HENRY INVESTMENT TRUST, L.P.

                                           By: Canine Partners, L.L.C.
                                               General Partner

                                           By: /s/ David W. Wright
                                               --------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           CANINE PARTNERS, L.L.C.

                                           By: /s/ David W. Wright
                                               --------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           /s/ David W. Wright
                                           ------------------------------------
                                           DAVID W. WRIGHT

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 17 of 20 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            WEBFINANCIAL CORPORATION

NAME AND POSITION                  PRESENT PRINCIPAL
WITH WEBFINANCIAL                  OCCUPATION                       BUSINESS ADDRESS
-----------------                  ----------                       ----------------
Warren G. Lichtenstein,            Chairman of the Board,            c/o Steel Partners II, L.P.,
President, Chief                   Secretary and Managing            150 E. 52nd Street, 21st Floor, New
Executive Officer and              Member of Steel Partners,         York, NY  10022
Director                           L.L.C., the General Partner of
                                   Steel Partners II, L.P., a
                                   private investment firm

Jack L. Howard, Vice              Principal of Mutual Securities,    c/o Mutual Securities, Inc.,
President and Director            Inc., a registered broker-dealer   150 E. 52nd Street, 21st Floor,
                                                                     New York, NY  10022

Joseph L. Mullen,                 Vice President, General            c/o Li Moran International,
Director                          Merchandising Manager -            611 Broadway, Suite 801,
                                  Hard Line of Retail                New York, NY  10012
                                  Exchange.com, Inc., a
                                  business-to-business
                                  Internet company

Mark E. Schwarz, Director         Managing Member of                 c/o Newcastle Capital
                                  Newcastle Capital Group,           Management, L.P., 300
                                  L.L.C., the General Partner        Crescent Court, Suite 1110,
                                  of Newcastle Capital               Dallas, TX  75201
                                  Management, L.P., the
                                  General Partner of Newcastle
                                  Partners, L.P., a private
                                  investment firm

Howard Mileaf, Director           Director of Neuberger Berman       c/o WHX Corporation,
                                  Mutual Funds                       110 East 59th Street,
                                                                     New York, NY 10012

Glen Kassan,                      Vice President of Steel            c/o Steel Partners, Ltd., 150 E.
Vice President, Chief             Partners, Ltd., a management       52nd Street, 21st Floor, New
Financial Officer and             and advisory company               York, NY  10022
Secretary

James R. Henderson,               Vice President of Steel            c/o Steel Partners, Ltd., 150 E.
Vice President of Operations      Partners, Ltd., a management       52nd Street, 21st Floor, New
                                  and advisory company               York, NY  10022

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 18 of 20 Pages
------------------------                                  ----------------------

                                   SCHEDULE B

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Shares of Common Stock               Price Per                     Date of
   Purchased/(Sold)                  Share($)                   Purchase/(Sale)
   ----------------                  --------                   ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        300                            $3.00                       2/18/03

                                 DAVID W. WRIGHT
                                 ---------------
    (14,000)                           $3.87                   (2/06/03)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                            WEBFINANCIAL CORPORATION
                            ------------------------
                                      None

                              HENRY PARTNERS, L.P.
                              --------------------
                                      None

                             MATTHEW PARTNERS, L.P.
                             ----------------------
                                      None

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 19 of 20 Pages
------------------------                                  ----------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule 13D dated March 20,
2003  (including  amendments  thereto)  with  respect to the Common Stock of Del
Global  Technologies Corp. Each party to the Schedule 13D (including  amendments thereto)  is  responsible  for the  accuracy  and  completeness  of his/its  own disclosure therein.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 20, 2003                      STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By: /s/ Warren G. Lichtenstein
                                               ------------------------------
                                               Name: Warren G. Lichtenstein
                                               Title:  Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -----------------------------------
                                           WARREN G. LICHTENSTEIN

                                           WEBFINANCIAL CORPORATION

                                           By: /s/ Warren G. Lichtenstein
                                               -------------------------------
                                               Name: Warren G. Lichtenstein
                                               Title: President & Chief Executive
                                                      Officer

                                           HENRY PARTNERS, L.P.

                                           By:  Henry Investment Trust, L.P.
                                                General Partner

                                           By:  Canine Partners, L.L.C.
                                                General Partner

                                           By: /s/ David W. Wright
                                               -------------------------------
                                               Name: David W. Wright
                                               Title: President

------------------------                                  ----------------------
CUSIP No. 245073 10 1                 13D                    Page 20 of 20 Pages
------------------------                                  ----------------------

                                           MATTHEW PARTNERS, L.P.

                                           By: Henry Investment Trust, L.P.
                                               General Partner

                                           By: Canine Partners, L.L.C.
                                               General Partner

                                           By: /s/ David W. Wright
                                               ---------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           HENRY INVESTMENT TRUST, L.P.

                                           By: Canine Partners, L.L.C.
                                               General Partner

                                           By: /s/ David W. Wright
                                               --------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           CANINE PARTNERS, L.L.C.

                                           By: /s/ David W. Wright
                                               --------------------------------
                                               Name: David W. Wright
                                               Title: President

                                           /s/ David W. Wright
                                           ------------------------------------
                                           DAVID W. WRIGHT